

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

Via E-mail
Shuang Zhao
Sherman & Sterling LLP
c/o 12th Floor, Gloucester Tower
15 Queen's Road
Central, Hong Kong

> **Re: Tsingda eEDU Corporation**
> **Amendment No 1 to Schedule 13E-3 filed by Tsingda eEDU Corporation, et al.**
> **Filed March 1, 2013**
> **File No. 005-85496**

Dear Ms. Zhao:

We have reviewed your filing and have the following comments.

The Filing Persons' Position on the Fairness of the Merger, page 4

1. We note your response to comment 3 from our letter dated February 21, 2013. Please revise your disclosure to reflect that the filing persons also considered actual and potential conflicts of interests between the filing persons and the public stockholders and failure to obtain a fairness opinion as negative factors concerning the merger.

Background of the Transaction, page 9

2. We note your response to comment 7 from our letter dated February 21, 2013. Please expand your disclosure to provide context for your disclosure that the "Rollover Shareholders considered and tried to list the Ordinary Shares on national stock exchanges." Your revised disclosure should address when and where you applied to have your stock listed, a description of the application process and whether your listing was rejected by the relevant exchange or you chose to abandon the application process.

3. We note your response to comment 8 from our letter dated February 21, 2013. Please expand your disclosure of the factors that the filing persons took into consideration in assessing the merger. For example, explain how "the expected slowdown of China's economy," "increasing competition in China's education industry," and the "descending trend of the trading prices of China-based, U.S. listed companies" each contributed to the filing persons decision to pursue the merger at this time. This discussion should clarify how the filing persons believe these factors will specifically affect your business and operations. You should also consider whether these factors should also be addressed in your "Reasons" section.

Shuang Zhao
Shearman & Sterling LLP
March 7, 2013
Page 2

Reasons, page 11

4. We reissue comment 9 from our letter dated February 21, 2013. We acknowledge that the liquidity provided by the proposed merger appears to be a potential benefit for the public stockholders. However, it is unclear to us why the filing persons would consider providing liquidity for the public stockholders as a benefit to the filing persons in considering a going private transaction.

Factors Considered in Determining Fairness, page 17

5. We note your response comment 12 from our letter dated February 21, 2013 and reissue in part. Your revised disclosure states your belief that the price paid by MA Platform is indicative of the value of shares at the current time but fails to explain why you believe the value of the company's stock has declined since 2011. We note your disclosure that the trading prices of China-based, U.S. listed companies are descending, but that disclosure does not address why you believe your stock price has declined. Please expand your disclosure to address specifically the trends in your business or operations that support the lower per share price reflected in the recent MA Platform transactions. Alternatively, provide a more detailed analysis of industry and market trends that would support this lower per share valuation. This discussion should specifically address your financial performance, including the increase in net income and net assets from 2009 to 2011.

6. We note your response to comment 14 from our letter dated February 21, 2013. It is still unclear to us how the absence of firm offers supports your belief that the merger and the consideration of $2.30/share are fair to unaffiliated shareholders. Instruction 2 to Item 1014 of Regulation M-A discusses certain procedural and substantive factors that are important in determining the fairness of a transaction to unaffiliated stockholders, including whether the consideration offered to stockholders constitutes fair value. Please revise your disclosure to clarify whether you believe the absence of firm third-party offers supports your belief that the merger is procedurally or substantively fair and your basis for that belief.

7. We note your response to comment 15 from our letter dated February 21, 2013. In your response, you state that the filing persons took the cost savings of going private in account in determining the merger consideration. However, elsewhere, you state that the merger consideration is based in part on the price paid by MA Platform in its two most recent acquisitions of your ordinary shares. Please revise your disclosure to specify how you considered these cost saving in determining the merger consideration and how these savings relate to the price paid by MA Platform in its most recent acquisitions of your shares.

8. We note your response to comment 16 from our letter dated February 21, 2013. Please expand your disclosure to explain how "the potential negative impact of an exercise of dissenters' rights" affected your decision to offer the merger consideration. Also, clarify whether appraisal process under Cayman law serves as a judicial examination of the merger consideration with respect to the dissenting security holder or as to all security holders (thus potentially delaying your efforts to complete the merger and your ability to pay for subject shares).

9. Given that you have not performed a financial analysis of your going concern value, please explain the basis for your statement "the Filing Persons believe that the Merger Consideration is reflective of TEC's going concern value" on page 19.

<u>Plans, page 31</u>

10. We reissue comment 23 from our letter dated February 21, 2013.

You may contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, David F. Duchovny, at (202) 551-3619, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director